FILED PURSUANT TO RULE 424(b)(3)
                                                             FILE NO. 333-85633






                        Northrop Grumman Corporation
                           1840 Century Park East
                        Los Angeles, California 90067
                               (310) 553-6262

                       457,926 Shares of Common Stock


      You should read this prospectus carefully before you invest.

      This prospectus covers 457,926 shares of our common stock that some of our stockholders may offer and sell from time to time. We will not receive any of the proceeds of any sales by the selling stockholders.

      Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the trading symbol "NOC." The closing price of our common stock on August 19, 1999, was $68 15/16 per share.

      Investing in our securities involves risk. See "Risk Factors" on page 2 and "Forward-Looking Statements" on page 3 for a discussion of risks you should consider before buying our securities.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The information in this prospectus is not complete, and we may change it. Our stockholders may not sell these shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares. It is not soliciting an offer to buy these shares in any state where they do not permit the offer or sale.


                           ---------------------------

                    This Prospectus is dated August 25, 1999












                              Page 1 of 11

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                        Northrop Grumman Corporation

      Northrop Grumman is an advanced technology company operating in the Integrated Systems and Aerostructures, Electronic Sensors and Systems, and Information Technology (Logicon) segments of a broadly defined aerospace industry. The Integrated Systems and Aerostructures segment includes the design, development and manufacturing of aircraft and aircraft subassemblies. The Electronic Sensors and Systems segment includes the design, development, manufacturing and integration of electronic systems and components for military and commercial use. The Information Technology (Logicon) segment includes the design, development, operation and support of computer systems for scientific and management information.

      We are the prime contractor for the B-2 bomber and the principal subcontractor to The Boeing Company on the F/A-18 program. We manufacture portions of the Boeing 737, 747, 757, 767 and 777 jetliners, the Gulfstream IV and V business jets, and the Boeing C-17 military transport. We are the prime contractor for the E-8 Joint Surveillance Target Radar System also known as Joint STARS. We are also a major producer of airborne early warning and control systems, including the all-weather E-2C Hawkeye aircraft. Our Electronic Sensors and Systems segment's primary expertise is the ability to conceive, design, produce and support high performance sensors and intelligence systems operating in all environments from underseas to outer space. Programs in the Electronic Sensors and Systems segment include the AN/APG-66/68 airborne fire control radar aboard F-16 fighters; the AN/APG-77 radar system; the Longbow fire control radar; the Longbow missile for the AH-64 Apache attack helicopter, the AN/ALQ-135, an internally mounted radar jammer deployed on F-15 aircraft, the AN/ALQ-162 Shadowbox, a jammer built specifically to counter continuous wave radars, the ALQ-165 airborne self-protection jammer, the three-dimensional AN/TPS-70/75 radars and predecessor AN/TPS-43, and the ASR-12, a solid-state, new generation derivative of the ASR-9 terminal radar. Information Technology (Logicon) designs, develops, operates and supports computer systems for scientific and management information.


                                Risk Factors

We are heavily dependent on sales to the United States Government

      Approximately 75% of our net sales in 1998 were to the United States Government. The U.S. Government programs in which Northrop Grumman is involved must compete with other defense contractors for a limited number of defense programs for uncertain levels of funding. These defense programs are also normally subject to termination by the government for convenience. The funding of defense programs competes with non-defense spending of the U.S. Government. Budget decisions made by the U.S. Government are outside of our control and have long-term consequences for the size and structure of Northrop Grumman.






                              Page 2 of 11

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The market for Northrop Grumman stock can be volatile

            During the twelve months prior to August 20, 1999, the market price of our common stock as quoted on the New York Stock Exchange has ranged from a low of $56.625 per share to a high of $84 per share. The price of our common stock may, at times, be volatile.


                         Forward-looking Statements

      We make statements in this prospectus and the documents incorporated by reference that we believe are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans," and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we may project. These forward-looking statements also represent our estimates and assumptions only as of the date they were made.

      These risks, uncertainties and factors include:

      o      our successful performance of internal plans;

      o      government customers' budgetary restraints;

      o      customer changes in short-range and long-range plans;

      o domestic and international competition in both the defense and commercial areas;

      o      product performance;

      o      continued development and acceptance of new products;

      o      performance issues with key suppliers and subcontractors;

      o      government import and export policies;

      o termination of government contracts, which may include termination for the convenience of the government;

      o      the outcome of political and legal processes;

      o legal, financial and governmental risks related to international transactions and global needs for military and commercial aircraft and electronic systems and support; and

      o other economic, political and technological risks and uncertainties.


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      Given these uncertainties, you should not place undue reliance on these forward-looking statements. The future results may differ materially from those expressed in the forward-looking statements. For these statements, we intend to claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Please see the documents incorporated by reference for more information on these factors.


                               Use of Proceeds

            The selling stockholders are selling all of the common stock covered by this prospectus for their own account. Accordingly, we will not receive any proceeds from the resale of the shares of offered common stock.

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                            Selling Stockholders

      On June 29, 1999, we acquired Data Procurement Corporation, Inc., a Maryland corporation. We issued 457,926 shares of our common stock to the stockholders of that company as partial payment for their stock. The shares of offered common stock are being registered pursuant to registration rights granted the selling stockholders in connection with our acquisition of that company. The selling stockholders are offering those shares of our common stock by this prospectus. The following table provides information as to the shares of our common stock owned of record by those stockholders as of August 19, 1999, the number of shares to be sold by the selling stockholders and the number of shares which will be owned by the selling stockholders after the offering. This information is based solely upon information that the selling stockholders have provided to us.


                             Number of      Number of Shares       Shares
                               Shares       to Be Offered for   Beneficially
     Name of Selling        Beneficially        Resale(2)        Owned after
       Stockholder         Owned Prior to                      Offering(1)(2)
                            Offering(1)
--------------------------------------------------------------------------------
Shawna Stout                   12,593            12,593              ---

Marcus Stout                    9,158             9,158              ---

Frank X. Derwin                68,689            68,689              ---

Jon M. Stout, Trustee of the   42,969            42,969              ---
Jon M. Stout Revocable Trust

Patricia W. Stout, Trustee of  43,965            43,965              ---
the Patricia W. Stout
Revocable Trust

Wilmington Trust Company,     280,552           280,552              ---
Administrative Trustee of
The Stout Dynastic Trust
--------------------------------------------------------------------------------

      (1) Less than 1% of common stock outstanding.

      (2) Assumes all shares of offered common stock are sold in this offering.

      Our registration of the shares included in this prospectus does not necessarily mean that the selling stockholders will decide to sell any of the shares offered by this prospectus. The selling stockholders may from time to time sell the shares covered by this prospectus so long as this prospectus remains in effect.

                         Description of Common Stock

      Our certificate of incorporation provides that we have authority to issue 200,000,000 shares of common stock, par value $1.00 per share. As of August 16, 1999, 69,431,351 shares of common stock were outstanding. Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange.

      Dividends. Dividends may be paid on the common stock and on any class or series of stock entitled to participate with the common stock as to dividends, but only when and as declared by our board of directors.

      Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of stockholders and does not have cumulative voting rights.

      Liquidation. If we liquidate, holders of common stock are entitled to receive all remaining assets available for distribution to stockholders after satisfaction of our liabilities and the preferential rights of any preferred stock that may be outstanding at that time. Our outstanding common shares are fully paid and nonassessable. The holders of our common stock do not have any preemptive, conversion or redemption rights. The registrar and transfer agent for our common stock is ChaseMellon Shareholder Services, L.L.C.

      Preferred Stock Purchase Rights. On September 16, 1998, our board of directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock. Each right, when it becomes exercisable, entitles the registered holder to purchase from us one one-thousandth of a share of our Series A junior participating preferred stock, $1.00 par value per share, at a price of $250.00 per one one-thousandth of a preferred share, subject to adjustment. These rights attached to all certificates representing our common shares outstanding on October 2, 1998, and attach to common shares issued after that date until the distribution date described below. No separable right certificates will be distributed. The rights will separate from our common shares on the distribution date. Distribution date means the date which is the earliest to occur of:

      o a person or group of affiliated or associated persons having acquired beneficial ownership of 15% or more of our outstanding common shares, except pursuant to a permitted offer; or

      o 10 days, or such later date as our board of directors may determine, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group acquiring 15% of our outstanding voting power.

We may redeem the rights at the option of our board of directors for $0.01 per right at any time prior to the earlier of the expiration of the rights or on the date that a person or persons acquire 15% of our voting power. Our board of directors may amend the rights at any time without stockholder approval. The rights will expire by their terms on October 31, 2008.

      Some Important Charter and Statutory Provisions. Our certificate of incorporation provides for the division of our board of directors into 3 classes of directors, each serving staggered, 3-year terms. Our certificate of incorporation further provides generally that any alteration, amendment or repeal of the following sections of our certificate of incorporation requires the approval of the holders of at least 80% of our outstanding voting power, unless such action is approved by a majority of our board of directors:

            (a)   the election and classification of the board of directors;

            (b)   liability of directors; and

            (c) the vote requirements for amendments to our certificate of incorporation.

If any of these changes to our certificate of incorporation are approved by our board of directors, the approval of a majority of our outstanding voting power is required to make these changes effective.

      These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or our management.

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

            (1) prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

            (2) when the transaction that resulted in such person becoming an interested stockholder is completed, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding, for purposes of determining the number of shares outstanding, shares owned by some directors or employee stock plans; or

            (3) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote, and not by the written consent, of at least two-thirds of outstanding voting stock, excluding the stock owned by the interested stockholder.

A "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, together with affiliates and associates, owns or, as an affiliate or associate, within three years prior, did own, 15% or more of the corporation's outstanding voting stock.

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                            Plan of Distribution

      Neither we nor the selling stockholders have employed an underwriter for the sale of common stock by the selling stockholders. We will pay all expenses, other than broker or dealer discounts and commissions, stock transfer taxes and the fees and disbursements of separate counsel, if any, retained by the selling stockholders, associated with the sale of the common stock. The securities covered by this prospectus may be sold by or for the account of the selling stockholders pursuant to this prospectus or pursuant to Rule 144 under the Securities Act, if available.

      The selling stockholders may offer their shares of common stock directly or through pledgees, donees, transferees or other successors in interest at various times in one or more of the following transactions, which may include block sales:

      o on any stock exchange on which the shares of common stock may be listed at the time of sale, either through a broker or otherwise;

      o      in negotiated transactions;

      o      in a combination of any of the above transactions; or

      o      through any other available market transaction.

      The selling stockholders may offer their shares of common stock at any of the following prices:

      o      fixed prices which may be changed;

      o      market prices prevailing at the time of sale;

      o      prices related to such prevailing market prices; or

      o      at negotiated prices.

      The selling stockholders may effect these transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom these broker-dealers may act as agents or to whom they sell as principals, or both. In connection with the distribution of the shares of offered common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of shares of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares of common stock short and deliver shares of offered common stock to close out these short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of shares of offered common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling

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stockholder may also lend or pledge the shares of offered common stock to a broker-dealer and the broker-dealer may sell the shares of common stock so lent or upon default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus. The selling stockholders may also pledge shares of offered common stock to a lender other than a broker-dealer, and upon default the lender may sell the shares of common stock so pledged pursuant to this prospectus. The selling stockholders may also contribute or sell shares of offered common stock to trusts or other entities for the benefit of the contributing selling stockholder and members of his or her family.

      Any broker-dealer acquiring common stock from the selling stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any of these sales may be at prices then prevailing on the New York Stock Exchange or the Pacific Stock Exchange, or at prices related to prevailing market prices or at negotiated prices to its customers or a combination of these methods. The selling stockholders and any broker-dealers that act in connection with the sale of the common stock might be deemed to be "underwriters" pursuant to Section 2(11) of the Securities Act of 1933; any commissions received by them and any profit on the resale of shares as principals might be deemed to be underwriting discounts and commissions under that Act. Any of these commissions, as well as stock transfer taxes and the fees and disbursements of separate counsel, if any, retained by the selling stockholders, are payable by the selling stockholders.

      We have not registered or qualified offers and sales of shares of the common stock under the laws of any country, other than the United States. To comply with the securities laws of some states, if applicable, the selling stockholders will offer and sell their shares of common stock in those jurisdictions only through registered or licensed brokers or dealers. Unless an exemption from the registration and qualification requirements of these states is available, we may be required to register and qualify the offered common stock in those states which the selling stockholders may reasonably request.


                          Validity of Common Stock

      Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California, has issued an opinion about the validity of the shares of our common stock being offered by this prospectus.


                                   Experts

      The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from Northrop Grumman's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

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                     Where You Can Find More Information

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available on the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms, including copy charges. You also can obtain information about us from the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede information in this prospectus and other filings with the SEC. We incorporate by reference the documents listed below, which we already have filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the common stock being offered by this prospectus is sold:

      o     Our Annual Report on Form 10-K for the year end December 31, 1998;

      o Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999;

      o Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999; and

      o The description of the common stock set forth in the Registration Statement on Form 8-B dated June 20, 1985.

      You may read or copy these documents through our web site at http://www.northgrum.com. You may request a copy of these filings at no cost, by writing or calling us at the following address:

                        Northrop Grumman Corporation
                         Attn:  Corporate Secretary
                           1840 Century Park East
                        Los Angeles, California 90067
                               (310) 553-6262

      You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with additional or different information. You should not assume that the information in this prospectus or any document incorporated by reference is accurate as of any date other than the date of those documents.

      You may also obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the common stock offered by this prospectus. The registration statement may contain additional information that may be important to you.

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                                                 ===============================

You should rely only on the information
incorporated by reference or provided in this
prospectus. Northrop Grumman has not
authorized anyone else to provide you with           Northrop Grumman
different information. The selling stockholders         Corporation
are not making an offer to sell any of the
securities described in this prospectus in any
state where the offer is not permitted by law.
You should not assume that the information in
this prospectus is accurate as of any date other     457,926 Shares of
than the date on the front of this prospectus.         Common Stock
There may have been changes in the affairs of Northrop Grumman since the date of this prospectus.



           TABLE OF CONTENTS


Northrop Grumman Corporation........... 2
Risk Factors........................... 2
Forward-looking Statements............. 3
Use of Proceeds........................ 4            -----------------
Selling Stockholders................... 5                PROSPECTUS
Description of Common Stock............ 6            -----------------
Plan of Distribution................... 8
Validity of Common Stock .............. 9
Experts................................ 9
Where You Can Find More Information....10
                                                     August 25, 1999


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